Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC Bidco LLC	Delaware	100%
Aircell Business Aviation Services LLC	Delaware	100%
Aircell International, Inc.	Colorado	100%
Gogo LLC	Delaware	100%